YOUSTAKE, INC.
Statements of Operations
(unaudited)

	For the twelve months ended April 30,	
	2017	2016
Revenues	$ 784,770	$ 15,562
Cost of sales	763,995	3,666
Gross profit	20,775	11,896
Operating expenses		
Administrative expenses	5,707	2,000
Bad debt	16,062	-
Marketing and advertising	19,087	87,008
Occupancy	9,900	10,800
Office expenses	7,265	3,161
Wages and salaries	399,005	141,836
Professional fees	140,484	36,975
Repairs and maintenance	2,014	-
Research and development	21,711	5,384
Sales	11,336	34,037
Travel and entertainment	6,553	18,753
Utilities	5,274	-
Total operating expenses	644,398	339,954
Income from operations	(623,623)	(328,058)
Other income (expense)		
Interest expense	(16,667)	(2,778)
Interest income	22	8
Total other income (expense)	(16,645)	(2,770)
Net loss before provision for income taxes	(640,268)	(330,828)
Provision for income taxes	-	-
Net Loss	$ (640,268)	$ (330,828)
Loss per common share	$ (0.07)	$ (0.04)
Weighted average shares outstanding, basic & diluted	9,388,698	7,513,514

See accountants' review report and accompanying notes to the financial statements.

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